SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d)
AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. _____)*

Asana, Inc.

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

04342Y104

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐          Rule 13d-1(b)

☐          Rule 13d-1(c)

☒         Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 19 Pages

Exhibit Index Contained on Page 18

CUSIP NO. 04342Y104	13 G	Page 2 of 19

1	NAME OF REPORTING PERSON Benchmark Capital Partners VI, L.P. (“BCP VI”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

6,316,413 shares*, except that Benchmark Capital Management Co. VI, L.L.C. (“BCMC VI”), the general partner of BCP VI, may be deemed to have sole power to vote these shares, and Alexandre Balkanski (“Balkanski”), Matthew R. Cohler (“Cohler”), Bruce W. Dunlevie (“Dunlevie”), Peter Fenton (“Fenton”), J. William Gurley (“Gurley”), Kevin R. Harvey (“Harvey”), Robert C. Kagle (“Kagle”), Mitchell H. Lasky (“Lasky”) and Steven M. Spurlock (“Spurlock”), the members of BCMC VI, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
	7

SOLE DISPOSITIVE POWER

6,316,413 shares*, except that BCMC VI, the general partner of BCP VI, may be deemed to have sole power to dispose of these shares, and Balkanski, Cohler, Dunlevie, Fenton, Gurley, Harvey, Kagle, Lasky and Spurlock, the members of BCMC VI, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,316,413
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.3%
12	TYPE OF REPORTING PERSON PN

*Represents 532,666 shares of Class A and 5,783,747 shares of Class B Common Stock held directly by BCP VI. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding shares of Class A Common Stock only (assuming conversion of the 5,783,747 shares of Class B Common Stock held by BCP VI). If the outstanding number of shares included both Class A Common Stock and Class B Common Stock, this percentage would be 4.0%.

CUSIP NO. 04342Y104	13 G	Page 3 of 19

1	NAME OF REPORTING PERSON Benchmark Founders’ Fund VI, L.P. (“BFF VI”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

395,036 shares*, except that BCMC VI, the general partner of BFF VI, may be deemed to have sole power to vote these shares, and Balkanski, Cohler, Dunlevie, Fenton, Gurley, Harvey, Kagle, Lasky and Spurlock, the members of BCMC VI, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
	7

SOLE DISPOSITIVE POWER

395,036 shares*, except that BCMC VI, the general partner of BFF VI, may be deemed to have sole power to dispose of these shares, and Balkanski, Cohler, Dunlevie, Fenton, Gurley, Harvey, Kagle, Lasky and Spurlock, the members of BCMC VI, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 395,036
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.5%
12	TYPE OF REPORTING PERSON PN

*Represents 33,314 shares of Class A and 361,722 shares of Class B Common Stock held directly by BFF VI. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding shares of Class A Common Stock only (assuming conversion of the 361,722 shares of Class B Common Stock held by BFF VI). If the outstanding number of shares included both Class A Common Stock and Class B Common Stock, this percentage would be 0.2%.

CUSIP NO. 04342Y104	13 G	Page 4 of 19

1	NAME OF REPORTING PERSON Benchmark Founders’ Fund VI-B, L.P. (“BFF VI-B”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

259,260 shares*, except that BCMC VI, the general partner of BFF VI-B, may be deemed to have sole power to vote these shares, and Balkanski, Cohler, Dunlevie, Fenton, Gurley, Harvey, Kagle, Lasky and Spurlock, the members of BCMC VI, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
	7

SOLE DISPOSITIVE POWER

259,260 shares*, except that BCMC VI, the general partner of BFF VI-B, may be deemed to have sole power to dispose of these shares, and Balkanski, Cohler, Dunlevie, Fenton, Gurley, Harvey, Kagle, Lasky and Spurlock, the members of BCMC VI, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 259,260
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.3%
12	TYPE OF REPORTING PERSON PN

*Represents 21,864 shares of Class A and 237,396 shares of Class B Common Stock held directly by BFF VI-B. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding shares of Class A Common Stock only (assuming conversion of the 237,396 shares of Class B Common Stock held by BFF VI-B). If the outstanding number of shares included both Class A Common Stock and Class B Common Stock, this percentage would be 0.2%.

CUSIP NO. 04342Y104	13 G	Page 5 of 19

1	NAME OF REPORTING PERSON Benchmark Capital Management Co. VI, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

7,651,616 shares*, of which 6,316,413 are directly owned by BCP VI, 395,036 are directly owned by BFF VI, 259,260 are directly owned by BFF VI-B and 680,907 are held in nominee form for the benefit of persons associated with BCMC VI. BCMC VI, the general partner of BCP VI, BFF VI and BFF VI-B, may be deemed to have sole power to vote these shares, and Balkanski, Cohler, Dunlevie, Fenton, Gurley, Harvey, Kagle, Lasky and Spurlock, the members of BCMC VI, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
	7

SOLE DISPOSITIVE POWER

7,651,616 shares*, of which 6,316,413 are directly owned by BCP VI, 395,036 are directly owned by BFF VI, 259,260 are directly owned by BFF VI-B and 680,907 are held in nominee form for the benefit of persons associated with BCMC VI. BCMC VI, the general partner of BCP VI, BFF VI and BFF VI-B, may be deemed to have sole power to vote these shares, and Balkanski, Cohler, Dunlevie, Fenton, Gurley, Harvey, Kagle, Lasky and Spurlock, the members of BCMC VI, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,651,616
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.8%
12	TYPE OF REPORTING PERSON OO

*Represents an aggregate of 587,844 shares of Class A Common Stock and 6,382,865 shares of Class B Common Stock held directly by BCP VI, BFF VI, BFF VI-B and 57,421 Shares of Class A Common Stock and 623,486 shares of Class B Common Stock held in nominee form for the benefit of persons associated with BCMC VI, respectively. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding shares of Class A Common Stock only (assuming conversion of the 7,006,351 shares of Class B Common Stock held in aggregate by BCP VI, BFF VI, BFF VI-B and held in nominee form for the benefit of persons associated with BCMC VI, respectively). If the outstanding number of shares included both Class A Common Stock and Class B Common Stock, this percentage would be 4.8%.

CUSIP NO. 04342Y104	13 G	Page 6 of 19

1	NAME OF REPORTING PERSON Alexandre Balkanski
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6

SHARED VOTING POWER

7,651,616 shares*, of which 6,316,413 are directly owned by BCP VI, 395,036 are directly owned by BFF VI, 259,260 are directly owned by BFF VI-B and 680,907 are held in nominee form for the benefit of persons associated with BCMC VI. BCMC VI is the general partner of BCP VI, BFF VI and BFF VI-B, and Balkanski, a member of BCMC VI, may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER 0 shares
	8

SHARED DISPOSITIVE POWER

7,651,616 shares*, of which 6,316,413 are directly owned by BCP VI, 395,036 are directly owned by BFF VI, 259,260 are directly owned by BFF VI-B and 680,907 are held in nominee form for the benefit of persons associated with BCMC VI. BCMC VI is the general partner of BCP VI, BFF VI and BFF VI-B, and Balkanski, a member of BCMC VI, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,651,616
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.8%
12	TYPE OF REPORTING PERSON IN

*Represents an aggregate of 587,844 shares of Class A Common Stock and 6,382,865 shares of Class B Common Stock held directly by BCP VI, BFF VI, BFF VI-B and 57,421 Shares of Class A Common Stock and 607,055 shares of Class B Common Stock held in nominee form for the benefit of persons associated with BCMC VI, respectively. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding shares of Class A Common Stock only (assuming conversion of the 7,006,351 shares of Class B Common Stock held in aggregate by BCP VI, BFF VI, BFF VI-B and held in nominee form for the benefit of persons associated with BCMC VI, respectively). If the outstanding number of shares included both Class A Common Stock and Class B Common Stock, this percentage would be 4.8%.

CUSIP NO. 04342Y104	13 G	Page 7 of 19

1	NAME OF REPORTING PERSON Matthew R. Cohler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 220,293 shares
	6

SHARED VOTING POWER

7,651,616 shares*, of which 6,316,413 are directly owned by BCP VI, 395,036 are directly owned by BFF VI, 259,260 are directly owned by BFF VI-B and 680,907 are held in nominee form for the benefit of persons associated with BCMC VI. BCMC VI is the general partner of BCP VI, BFF VI and BFF VI-B, and Cohler, a member of BCMC VI, may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER 220,293 shares
	8

SHARED DISPOSITIVE POWER

7,651,616 shares*, of which 6,316,413 are directly owned by BCP VI, 395,036 are directly owned by BFF VI, 259,260 are directly owned by BFF VI-B and 680,907 are held in nominee form for the benefit of persons associated with BCMC VI. BCMC VI is the general partner of BCP VI, BFF VI and BFF VI-B, and Cohler, a member of BCMC VI, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,871,909
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.0%
12	TYPE OF REPORTING PERSON IN

*Represents an aggregate of 587,844 shares of Class A Common Stock and 6,382,865 shares of Class B Common Stock held directly by BCP VI, BFF VI, BFF VI-B and 57,421 Shares of Class A Common Stock and 623,486 shares of Class B Common Stock held in nominee form for the benefit of persons associated with BCMC VI, respectively. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding shares of Class A Common Stock only (assuming conversion of the 7,006,351 shares of Class B Common Stock held in aggregate by BCP VI, BFF VI, BFF VI-B and held in nominee form for the benefit of persons associated with BCMC VI, respectively, as well as shares directly held by the Reporting Person. If the outstanding number of shares included both Class A Common Stock and Class B Common Stock, this percentage would be 5.0%.

CUSIP NO. 04342Y104	13 G	Page 8 of 19

1	NAME OF REPORTING PERSON Bruce W. Dunlevie
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 199,885 shares
6	SHARED VOTING POWER
		7,651,616 shares*, of which 6,316,413 are directly owned by BCP VI, 395,036 are directly owned by BFF VI, 259,260 are directly owned by BFF VI-B and 680,907 are held in nominee form for the benefit of persons associated with BCMC VI. BCMC VI is the general partner of BCP VI, BFF VI and BFF VI-B, and Dunlevie, a member of BCMC VI, may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 199,885 shares
8	SHARED DISPOSITIVE POWER
		7,651,616 shares*, of which 6,316,413 are directly owned by BCP VI, 395,036 are directly owned by BFF VI, 259,260 are directly owned by BFF VI-B and 680,907 are held in nominee form for the benefit of persons associated with BCMC VI. BCMC VI is the general partner of BCP VI, BFF VI and BFF VI-B, and Dunlevie, a member of BCMC VI, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,851,501
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.0%
12	TYPE OF REPORTING PERSON IN

*Represents an aggregate of 587,844 shares of Class A Common Stock and 6,382,865 shares of Class B Common Stock held directly by BCP VI, BFF VI, BFF VI-B and 57,421 Shares of Class A Common Stock and 607,055 shares of Class B Common Stock held in nominee form for the benefit of persons associated with BCMC VI, respectively. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding shares of Class A Common Stock only (assuming conversion of the 7,006,351 shares of Class B Common Stock held in aggregate by BCP VI, BFF VI, BFF VI-B and held in nominee form for the benefit of persons associated with BCMC VI, respectively, as well as shares directly held by the Reporting Person. If the outstanding number of shares included both Class A Common Stock and Class B Common Stock, this percentage would be 4.9%.

CUSIP NO. 04342Y104	13 G	Page 9 of 19

1	NAME OF REPORTING PERSON Peter Fenton
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 131,133 shares
6	SHARED VOTING POWER
		7,651,616 shares*, of which 6,316,413 are directly owned by BCP VI, 395,036 are directly owned by BFF VI, 259,260 are directly owned by BFF VI-B and 680,907 are held in nominee form for the benefit of persons associated with BCMC VI. BCMC VI is the general partner of BCP VI, BFF VI and BFF VI-B, and Fenton, a member of BCMC VI, may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 131,133 shares
8	SHARED DISPOSITIVE POWER
		7,651,616 shares*, of which 6,316,413 are directly owned by BCP VI, 395,036 are directly owned by BFF VI, 259,260 are directly owned by BFF VI-B and 680,907 are held in nominee form for the benefit of persons associated with BCMC VI. BCMC VI is the general partner of BCP VI, BFF VI and BFF VI-B, and Fenton, a member of BCMC VI, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,782,749
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.9%
12	TYPE OF REPORTING PERSON IN

*Represents an aggregate of 587,844 shares of Class A Common Stock and 6,382,865 shares of Class B Common Stock held directly by BCP VI, BFF VI, BFF VI-B and 57,421 Shares of Class A Common Stock and 607,055 shares of Class B Common Stock held in nominee form for the benefit of persons associated with BCMC VI, respectively. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding shares of Class A Common Stock only (assuming conversion of the 7,006,351 shares of Class B Common Stock held in aggregate by BCP VI, BFF VI, BFF VI-B and held in nominee form for the benefit of persons associated with BCMC VI, respectively, as well as shares directly held by the Reporting Person). If the outstanding number of shares included both Class A Common Stock and Class B Common Stock, this percentage would be 4.9%.

CUSIP NO. 04342Y104	13 G	Page 10 of 19

1	NAME OF REPORTING PERSON J. William Gurley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 116,139 shares
6	SHARED VOTING POWER
		7,651,616 shares*, of which 6,316,413 are directly owned by BCP VI, 395,036 are directly owned by BFF VI, 259,260 are directly owned by BFF VI-B and 680,907 are held in nominee form for the benefit of persons associated with BCMC VI. BCMC VI is the general partner of BCP VI, BFF VI and BFF VI-B, and Gurley, a member of BCMC VI, may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 116,139 shares
8	SHARED DISPOSITIVE POWER
		7,651,616 shares*, of which 6,316,413 are directly owned by BCP VI, 395,036 are directly owned by BFF VI, 259,260 are directly owned by BFF VI-B and 680,907 are held in nominee form for the benefit of persons associated with BCMC VI. BCMC VI is the general partner of BCP VI, BFF VI and BFF VI-B, and Gurley, a member of BCMC VI, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,767,755
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.9%
12	TYPE OF REPORTING PERSON IN

*Represents an aggregate of 587,844 shares of Class A Common Stock and 6,382,865 shares of Class B Common Stock held directly by BCP VI, BFF VI, BFF VI-B and 57,421 Shares of Class A Common Stock and 607,055 shares of Class B Common Stock held in nominee form for the benefit of persons associated with BCMC VI, respectively. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding shares of Class A Common Stock only (assuming conversion of the 7,006,351 shares of Class B Common Stock held in aggregate by BCP VI, BFF VI, BFF VI-B and held in nominee form for the benefit of persons associated with BCMC VI, respectively, as well as shares directly held by the Reporting Person). If the outstanding number of shares included both Class A Common Stock and Class B Common Stock, this percentage would be 4.9%.

CUSIP NO. 04342Y104	13 G	Page 11 of 19

1	NAME OF REPORTING PERSON Kevin R. Harvey
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 137,596 shares
6	SHARED VOTING POWER
		7,651,616 shares*, of which 6,316,413 are directly owned by BCP VI, 395,036 are directly owned by BFF VI, 259,260 are directly owned by BFF VI-B and 680,907 are held in nominee form for the benefit of persons associated with BCMC VI. BCMC VI is the general partner of BCP VI, BFF VI and BFF VI-B, and Harvey, a member of BCMC VI, may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 137,596 shares
8	SHARED DISPOSITIVE POWER
		7,651,616 shares*, of which 6,316,413 are directly owned by BCP VI, 395,036 are directly owned by BFF VI, 259,260 are directly owned by BFF VI-B and 680,907 are held in nominee form for the benefit of persons associated with BCMC VI. BCMC VI is the general partner of BCP VI, BFF VI and BFF VI-B, and Harvey, a member of BCMC VI, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,789,212
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.9%
12	TYPE OF REPORTING PERSON IN

*Represents an aggregate of 587,844 shares of Class A Common Stock and 6,382,865 shares of Class B Common Stock held directly by BCP VI, BFF VI, BFF VI-B and 57,421 Shares of Class A Common Stock and 607,055 shares of Class B Common Stock held in nominee form for the benefit of persons associated with BCMC VI, respectively. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding shares of Class A Common Stock only (assuming conversion of the 7,006,351 shares of Class B Common Stock held in aggregate by BCP VI, BFF VI, BFF VI-B and held in nominee form for the benefit of persons associated with BCMC VI, respectively, as well as shares directly held by the Reporting Person). If the outstanding number of shares included both Class A Common Stock and Class B Common Stock, this percentage would be 4.9%.

CUSIP NO. 04342Y104	13 G	Page 12 of 19

1	NAME OF REPORTING PERSON Robert C. Kagle
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 77,074 shares
6	SHARED VOTING POWER
		7,651,616 shares*, of which 6,316,413 are directly owned by BCP VI, 395,036 are directly owned by BFF VI, 259,260 are directly owned by BFF VI-B and 680,907 are held in nominee form for the benefit of persons associated with BCMC VI. BCMC VI is the general partner of BCP VI, BFF VI and BFF VI-B, and Kagle, a member of BCMC VI, may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 77,074 shares
8	SHARED DISPOSITIVE POWER
		7,651,616 shares*, of which 6,316,413 are directly owned by BCP VI, 395,036 are directly owned by BFF VI, 259,260 are directly owned by BFF VI-B and 680,907 are held in nominee form for the benefit of persons associated with BCMC VI. BCMC VI is the general partner of BCP VI, BFF VI and BFF VI-B, and Kagle, a member of BCMC VI, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,728,690
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.9%
12	TYPE OF REPORTING PERSON IN

*Represents an aggregate of 587,844 shares of Class A Common Stock and 6,382,865 shares of Class B Common Stock held directly by BCP VI, BFF VI, BFF VI-B and 57,421 Shares of Class A Common Stock and 607,055 shares of Class B Common Stock held in nominee form for the benefit of persons associated with BCMC VI, respectively. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding shares of Class A Common Stock only (assuming conversion of the 7,006,351 shares of Class B Common Stock held in aggregate by BCP VI, BFF VI, BFF VI-B and held in nominee form for the benefit of persons associated with BCMC VI, respectively, as well as shares directly held by the Reporting Person). If the outstanding number of shares included both Class A Common Stock and Class B Common Stock, this percentage would be 4.9%.

CUSIP NO. 04342Y104	13 G	Page 13 of 19

1	NAME OF REPORTING PERSON Mitchell H. Lasky
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 232,258 shares
6	SHARED VOTING POWER
		7,651,616 shares*, of which 6,316,413 are directly owned by BCP VI, 395,036 are directly owned by BFF VI, 259,260 are directly owned by BFF VI-B and 680,907 are held in nominee form for the benefit of persons associated with BCMC VI. BCMC VI is the general partner of BCP VI, BFF VI and BFF VI-B, and Lasky, a member of BCMC VI, may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 232,258 shares
8	SHARED DISPOSITIVE POWER
		7,651,616 shares*, of which 6,316,413 are directly owned by BCP VI, 395,036 are directly owned by BFF VI, 259,260 are directly owned by BFF VI-B and 680,907 are held in nominee form for the benefit of persons associated with BCMC VI. BCMC VI is the general partner of BCP VI, BFF VI and BFF VI-B, and Lasky, a member of BCMC VI, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,883,874
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.0%
12	TYPE OF REPORTING PERSON IN

*Represents an aggregate of 587,844 shares of Class A Common Stock and 6,382,865 shares of Class B Common Stock held directly by BCP VI, BFF VI, BFF VI-B and 57,421 Shares of Class A Common Stock and 607,055 shares of Class B Common Stock held in nominee form for the benefit of persons associated with BCMC VI, respectively. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding shares of Class A Common Stock only (assuming conversion of the 7,006,351 shares of Class B Common Stock held in aggregate by BCP VI, BFF VI, BFF VI-B and held in nominee form for the benefit of persons associated with BCMC VI, respectively, as well as shares directly held by the Reporting Person). If the outstanding number of shares included both Class A Common Stock and Class B Common Stock, this percentage would be 5.0%.

CUSIP NO. 04342Y104	13 G	Page 14 of 19

1	NAME OF REPORTING PERSON Steven M. Spurlock
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 68,483 shares
6	SHARED VOTING POWER
		7,651,616 shares*, of which 6,316,413 are directly owned by BCP VI, 395,036 are directly owned by BFF VI, 259,260 are directly owned by BFF VI-B and 680,907 are held in nominee form for the benefit of persons associated with BCMC VI. BCMC VI is the general partner of BCP VI, BFF VI and BFF VI-B, and Spurlock, a member of BCMC VI, may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 68,483 shares
8	SHARED DISPOSITIVE POWER
		7,651,616 shares*, of which 6,316,413 are directly owned by BCP VI, 395,036 are directly owned by BFF VI, 259,260 are directly owned by BFF VI-B and 680,907 are held in nominee form for the benefit of persons associated with BCMC VI. BCMC VI is the general partner of BCP VI, BFF VI and BFF VI-B, and Spurlock, a member of BCMC VI, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,720,099
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.8%
12	TYPE OF REPORTING PERSON IN

*Represents an aggregate of 587,844 shares of Class A Common Stock and 6,382,865 shares of Class B Common Stock held directly by BCP VI, BFF VI, BFF VI-B and 57,421 Shares of Class A Common Stock and 607,055 shares of Class B Common Stock held in nominee form for the benefit of persons associated with BCMC VI, respectively. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding shares of Class A Common Stock only (assuming conversion of the 7,006,351 shares of Class B Common Stock held in aggregate by BCP VI, BFF VI, BFF VI-B and held in nominee form for the benefit of persons associated with BCMC VI, respectively, as well as shares directly held by the Reporting Person). If the outstanding number of shares included both Class A Common Stock and Class B Common Stock, this percentage would be 4.9%.

CUSIP NO. 04342Y104	13 G	Page 15 of 19

ITEM 1(A).	NAME OF ISSUER

Asana, Inc.

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

1550 Bryant Street, Suite 200

San Francisco, California 94103

ITEM 2(A).

NAME OF PERSONS FILING

This Statement is filed by Benchmark Capital Partners VI, L.P., a Delaware limited partnership (“BCP VI”), Benchmark Founders’ Fund VI, L.P., a Delaware limited partnership (“BFF VI”), Benchmark Founders’ Fund VI-B, L.P., a Delaware limited partnership (“BFF VI-B”), Benchmark Capital Management Co. VI, L.L.C., a Delaware limited liability company (“BCMC VI”), and Alexandre Balkanski (“Balkanski”), Matthew R. Cohler (“Cohler”), Bruce W. Dunlevie (“Dunlevie”), Peter Fenton (“Fenton”), J. William Gurley (“Gurley”), Kevin R. Harvey (“Harvey”), Robert C. Kagle (“Kagle”), Mitchell H. Lasky (“Lasky”) and Steven M. Spurlock (“Spurlock”). The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

BCMC VI, the general partner of BCP VI, BFF VI and BFF VI-B, may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by BCP VI, BFF VI and BFF VI-B.

Balkanski, Cohler, Dunlevie, Fenton, Gurley, Harvey, Kagle, Lasky and Spurlock are members of BCMC VI and may be deemed to have shared power to vote and shared power to dispose of shares of the issuer directly owned by BCP VI, BFF VI and BFF VI-B.

ITEM 2(B).	ADDRESS OF PRINCIPAL BUSINESS OFFICE

The address for each reporting person is:

Benchmark

2965 Woodside Road

Woodside, California 94062

ITEM 2(C).	CITIZENSHIP

BCP VI, BFF VI and BFF VI-B are Delaware limited partnerships. BCMC VI is a Delaware limited liability company. Balkanski, Cohler, Dunlevie, Fenton, Gurley, Harvey, Kagle, Lasky and Spurlock are United States Citizens.

ITEM 2(D) and (E).	TITLE OF CLASS OF SECURITIES AND CUSIP NUMBER

Class A Common Stock

CUSIP #04342Y104

ITEM 3.	Not Applicable.

ITEM 4.	OWNERSHIP Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

CUSIP NO. 04342Y104	13 G	Page 16 of 19

The following information with respect to the ownership of the Common Stock of the issuer by the persons filing this Statement is provided as of December 31, 2020 (based on 80,299,267 shares of Class A Common Stock and 78,861,142 shares of Class B Common Stock of the issuer outstanding as of December 1, 2020 as reported by the issuer on Form 10-Q for the period ended October 31, 2020 and filed with the Securities and Exchange Commission on December 10, 2020).

(a)	Amount beneficially owned:

See Row 9 of cover page for each Reporting Person.

(b)	Percent of Class:

See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of: See Row 8 of cover page for each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Under certain circumstances set forth in the limited partnership agreements of BCP VI, BFF VI and BFF VI-B, and the limited liability company agreement of BCMC VI, the general and limited partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partner or member, as the case may be.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

ITEM 10.	CERTIFICATION

Not applicable.

CUSIP NO. 04342Y104	13 G	Page 17 of 19

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 16, 2021

BENCHMARK CAPITAL PARTNERS VI, L.P., a
Delaware Limited Partnership

BENCHMARK FOUNDERS’ FUND VI, L.P., a
Delaware Limited Partnership

BENCHMARK FOUNDERS’ FUND VI-B, L.P., a
Delaware Limited Partnership

BENCHMARK CAPITAL MANAGEMENT CO. VI,
L.L.C., a Delaware Limited Liability Company

	By:	/s/ Steven M. Spurlock
Steven M. Spurlock
Managing Member

ALEXANDRE BALKANSKI
MATTHEW R. COHLER
BRUCE W. DUNLEVIE
PETER FENTON
J. WILLIAM GURLEY
KEVIN R. HARVEY
MITCHELL H. LASKY
ROBERT C. KAGLE
STEVEN M. SPURLOCK

	By:	/s/ Steven M. Spurlock
Steven M. Spurlock
Attorney-in-Fact

CUSIP NO. 04342Y104	13 G	Page 18 of 19

EXHIBIT INDEX

Exhibit	Found on Sequentially Numbered Page

Exhibit A: Agreement of Joint Filing	19

CUSIP NO. 04342Y104	13 G	Page 19 of 19

exhibit A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the ordinary shares of Asana, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Date: February 16, 2021

BENCHMARK CAPITAL PARTNERS VI, L.P., a
Delaware Limited Partnership

BENCHMARK FOUNDERS’ FUND VI, L.P., a
Delaware Limited Partnership

BENCHMARK FOUNDERS’ FUND VI-B, L.P., a
Delaware Limited Partnership

BENCHMARK CAPITAL MANAGEMENT CO. VI,
L.L.C., a Delaware Limited Liability Company

	By:	/s/ Steven M. Spurlock
Steven M. Spurlock
Managing Member

ALEXANDRE BALKANSKI
MATTHEW R. COHLER
BRUCE W. DUNLEVIE
PETER FENTON
J. WILLIAM GURLEY
KEVIN R. HARVEY
MITCHELL H. LASKY
STEVEN M. SPURLOCK
ROBERT C. KAGLE

	By:	/s/ Steven M. Spurlock
Steven M. Spurlock
Attorney-in-Fact